[GRAPHIC OMITTED] AHOLD
                                                                     May 3, 2007

                                                                   Press Release
AHOLD SHAREHOLDERS ADOPT 2006 FINANCIAL STATEMENTS

Amsterdam, The Netherlands, May 3, 2007 - Ahold today held its Annual General Meeting of Shareholders at Het Muziekgebouw aan `t IJ, Amsterdam, The Netherlands. The meeting was attended by 334 shareholders, representing approximately 750 million shares.

Shareholders adopted Ahold's 2006 financial statements as well as all other proposals on the agenda, including the appointments of Dick Boer to the Corporate Executive Board, and Tom de Swaan to the Supervisory Board, and the appointment of Deloitte Accountants B.V as external auditor for the financial year 2007.

Ahold Press Office: +31 (0)20 509 5343

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